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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934
Amendment No. 1

Monolithic System Technology, Inc. (Name of Issuer)
Common Stock, $0.01 par value per share (Title of Class of Securities)
609842 10 9 (CUSIP Number)
Synopsys, Inc. 700 East Middlefield Road Mountain View, California 94043 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 20, 2004 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.    ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 609842 10 9	Page 2 of 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Synopsys, Inc. 56-1546236

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES		7.	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH		8.	Shared Voting Power -0-
REPORTING
PERSON WITH		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row 0%

14.	Type of Reporting Person CO

Neither the filing of this statement on Amendment No. 1 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Synopsys, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 609842 10 9	Page 3 of 7

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Mountain Acquisition Sub, Inc.

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐

6.	Citizenship or Place of Organization State of Delaware

NUMBER OF SHARES		7.	Sole Voting Power -0-
BENEFICIALLY
OWNED BY EACH		8.	Shared Voting Power -0-
REPORTING
PERSON WITH		9.	Sole Dispositive Power -0-

		10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-

12.	Check if the Aggregate Amount in Row Excludes Certain Shares			☐

13.	Percent of Class Represented by Amount in Row 0%

14.	Type of Reporting Person CO

Neither the filing of this statement on Amendment No. 1 to Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mountain Acquisition Sub, Inc. that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 609842 10 9	Page 4 of 7

ITEM 1. SECURITY AND ISSUER

This Amendment to Schedule 13D is being filed by Synopsys, Inc., a Delaware corporation ("Synopsys"), and Mountain Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Synopsys ("Acquisition Sub"), and relates to the termination of the Reorganization Agreement (as defined below) by which Synopsys would acquire, through Acquisition Sub, all of the outstanding common stock of Monolithic System Technology, Inc., a Delaware corporation ("MoSys"), in a two-step transaction originally comprised of a combination cash and stock exchange offer for all of the issued and outstanding shares of MoSys common stock for consideration valued at an aggregate of $13.50 per share of MoSys common stock (the "Offer"), followed by a merger of Acquisition Sub with and into MoSys (the "Merger," and together with the Offer, the "Acquisition"), pursuant to the Agreement and Plan of Merger and Reorganization among Synopsys, Acquisition Sub and MoSys, dated as of February 23, 2004 (the "Reorganization Agreement"). The business address of MoSys is 1020 Stewart Drive, Sunnyvale, California 94085. On March 22, 2004, Synopsys had elected, in accordance with the terms of the Reorganization Agreement, to change the form of the Offer from a combination cash and stock exchange offer for consideration valued at an aggregate of $13.50 per share of MoSys common stock, to a cash tender offer for $13.50 per share of MoSys common stock. This Amendment amends the Schedule 13D filed by Synopsys and Acquisition Sub on March 4, 2004.

The Schedule 13D as previously filed is amended by the following information:

ITEM 4. PURPOSE OF TRANSACTION

Certain of MoSys' directors and executive officers and certain related persons collectively owning approximately 28.5% of the outstanding shares of MoSys common stock entered into stockholder agreements with Synopsys and Acquisition Sub pursuant to which they agreed, in their respective capacities as stockholders of MoSys, to tender all of their shares of MoSys common stock, as well as any additional shares of MoSys common stock which they may acquire (pursuant to MoSys stock options or otherwise), to Acquisition Sub in the Offer (the "Stockholder Agreements"). The parties to the Stockholder Agreements also agreed to vote all of their shares of MoSys common stock in favor of the Merger, the execution and delivery by MoSys of the Reorganization Agreement and the adoption and approval of the Reorganization Agreement.

The Stockholder Agreements automatically terminated on April 16, 2004, pursuant to the terms of Section 9.2 thereof, as a result of termination by Synopsys of the Reorganization Agreement pursuant to the termination provisions thereof no later than 8:56 p.m. on April 16, 2004. As a result of the termination of the Stockholder Agreements, neither Synopsys nor Acquisition Sub continues to hold any beneficial ownership in shares of MoSys common stock.

CUSIP No. 609842 10 9	Page 5 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)    As a result of the termination of the Reorganization Agreement as described in Item 4 above, neither Synopsys nor Acquisition Sub continues to hold any beneficial ownership in shares of MoSys common stock, and accordingly, neither Synopsys nor Acquisition Sub has any power, shared or otherwise, to dispose of and/or to vote any shares of MoSys common stock.

(e)    As a result of the termination of the Reorganization Agreement as described in Item 4 above, no later than 8:56 p.m. on April 16, 2004, Synopsys and Acquisition Sub no longer continue to hold any beneficial ownership in shares of MoSys common stock, and accordingly, neither Synopsys nor Acquisition Sub has any power, shared or otherwise, to dispose of and/or to vote any shares of MoSys common stock.

CUSIP No. 609842 10 9	Page 6 of 7

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: April 20, 2004

SYNOPSYS, INC.
/s/ REX S. JACKSON
Rex S. Jackson, Vice President and General Counsel

CUSIP No. 609842 10 9	Page 7 of 7

JOINT FILING STATEMENT

        Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Amendment No. 1 to the Schedule 13D is filed on our behalf.

        Date: April 20, 2004

MOUNTAIN ACQUISITION SUB, INC.
/s/ REX S. JACKSON
Rex S. Jackson, Vice President and Secretary

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  ITEM 1. SECURITY AND ISSUER
  ITEM 4. PURPOSE OF TRANSACTION
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
SIGNATURE
JOINT FILING STATEMENT